UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-51589

NEW ENGLAND BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

855 Enfield Street, Enfield, Connecticut 06082

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective November 16, 2012, New England Bancshares, Inc. merged with and into United Financial Bancorp, Inc., with United Financial Bancorp, Inc. surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, United Financial Bancorp, Inc. (as successor to New England Bancshares, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Financial Bancorp, Inc. (as successor to New England Bancshares, Inc.)

Date:	November 19, 2012	By:	/s/ Richard B. Collins
Richard B. Collins Chairman, President and Chief Financial Officer